December 3, 2018

Timothy P. Herbert
Chief Executive Officer and President
Inspire Medical Systems, Inc.
9700 63rd Ave. N., Suite 200
Maple Grove, MN 55369

       Re: Inspire Medical Systems, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 21, 2018
           CIK No. 0001609550

Dear Mr. Herbert:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Caleb French at 202-551-6947 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:    Nathan Ajiashvili, Esq.